UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHINA BAICAOTANG MEDICINE LIMITED
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-145620

Delaware	20-8067060
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 102, Chengzhan Road Liuzhou City, Guangxi Province, PRC (Address of principal executive offices)

(011) 86-772-363-8318
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: January 5, 2010

CHINA BAICAOTANG MEDICINE LIMITED

No. 102, Chengzhan Road
Liu Zhou City, Guangxi Province People’s Republic of China, 300500

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “China Baicaotang” “we,” “us,” and “our” include China Baicaotang Medicine Limited and, if the context of such references is subsequent to the Share Exchange (defined below), its wholly-owned subsidiaries, Ingenious Paragon Global Limited (“Ingenious”), a company organized under the laws of British Virgin Islands, Forever Well Asia Pacific Limited (“Forever Well”), a company organized under the laws of Hong Kong, and Guangxi Liuzhou Baicaotang Medicine Limited (“Liuzhou Baicaotang”), a company organized under the laws of People’s Republic of China (“PRC”).

INTRODUCTION

This information statement (this “Information Statement”) is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Exchange transaction described below. The date of this Information Statement is January 5, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2010 and is being mailed to our stockholders of record as of December 29, 2009 (the “Record Date”). The mailing date of this Information Statement will be on or about January 5, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”). The information contained in this Information Statement regarding the persons designated to become our directors has been furnished to the Company by third parties and we assume no responsibility for its accuracy or completeness.

On December 30, 2009 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”) with Ingenious Paragon Global Limited, a British Virgin Islands corporation (hereinafter referred to as “Ingenious”) and the shareholders of Ingenious (the “Ingenious Shareholders”).  On the Closing Date, we acquired all of the issued and outstanding capital stock of Ingenious from the Ingenious Shareholders in exchange for the issuance by the Company to the Ingenious Shareholders of an aggregate of 32,000,000 newly-issued shares of the Company’s Common Stock (the “Share Exchange”), which constitutes approximately 92.49% of the Company’s issued and outstanding Common Stock.  The Share Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

On the Closing Date, simultaneously with the closing of the Share Exchange, pursuant to a Subscription Agreement (the “Subscription Agreement”) dated October 23, 2009 between the Company and certain investors (the “Investors”) named on the signature pages to the Subscription Agreement, we completed a private placement (the “Private Placement”) of an aggregate of $6,322,952 or 632.3 investment units (collectively the “Units,” and individually, the “Unit”), each Unit consisting of (1) 3,937 shares of Common Stock and (ii) a five-year warrant to purchase 1,968 shares of the Common Stock. In connection with the closing of the initial closing of the Private Placement, we issued an aggregate of 2,489,370 shares of our common stock to the Investors.

The closing of the Share Exchange was conditioned upon the initial closing of the Private Placement and the initial closing of the Private Placement was conditioned upon all the conditions to the closing of the Share Exchange were met.

At the closing of the Share Exchange, there was a change in our Board and executive officers. Ms. Lisa Lopomo, who had served as our sole executive officer and director, resigned as an officer effective immediately, and after resolved to increase the size of our Board to two (2) members, Ms. Lopomo appointed Mr. Hutian Tang as Chairman of the Board and Ms. Xiao Yan Zhang as a member of the Board to be effective on the Effective Date.  After the appointment of the new directors, Ms. Lopomo tendered her resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Huitian Tang to also serve as our Chief Executive Officer and President, and Ms. Xiao Yan Zhang to serve as our Chief Financial Officer and Secretary.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

CHANGE IN CONTROL OF CHINA BAICAOTANG

TERMS OF THE SHARE EXCHANGE

Pursuant to the terms of the Share Exchange: (a) we acquired all of the issued and outstanding capital stock of Ingenious from the Ingenious Shareholders, and in exchange, the Ingenious Shareholders issued an aggregate of thirty two million (32,000,000) newly-issued shares of our Common Stock, which constitutes approximately 92.49% of our issued and outstanding Common Stock; and (b) the Share Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”), and under the applicable securities laws of the state or jurisdiction where the Stockholder resides.

Immediately prior to the Share Exchange, we cancelled and retired 2,900,000 shares of our issued and outstanding common stock (the “Cancelled Shares”) (reducing our issued and outstanding Common Stock to 2,600,000 shares). As a result of the cancellation of the Cancelled Shares and the consummation of the Share Exchange and the Private Placement, we had 37,089,370 shares issued and outstanding at the closing of the Share Exchange.

BUSINESS

Liuzhou Baicaotang, and its wholly owned subsidiaries, Hefeng Pharmaceutical Co. Limited (“Hefeng Pharmaceutical”) and Guangxi Liuzhou Baicaotang Medicine Retail Limited (“Baicaotang Retail”), operate three interrelated business segments – wholesale, retail and manufacture of pharmaceutical products.

•    Wholesale Business

We conducts our wholesale business by purchasing from suppliers of pharmaceutical products and then distributing them to our wholesale customers, including hospitals, retail drug stores, other pharmaceutical wholesalers, clinics, medical centers, and individuals. The primary business activity since the inception of the Company in 1956, wholesale activity occurs within a geographical zone encompassing nearly 50 million people.  We operate one of the largest regional wholesale networks supported by strategically placed warehouse facilities.

We believe we have a significant market share in several major cities including Nanning, Liuzhou, and Wuzhou in the Guangxi province.  Wholesale revenue has grown from approximately $30.2 million in 2006 to approximately $89.6 million in 2008.
Over 8,000 products are distributed in compliance with China’s regulations over the pharmaceutical industry.  Additionally, the wholesale business maintains approximately 10,000 agency contracts.  Products are procured from nearly 4,000 suppliers as well as Hefeng Pharmaceutical which is wholly owned by the Company.

•    Retail Business

Located in Liuzhou City, Guangxi province, and established in 2001, Baicaotang Retail operates the largest regional wholesale network in Guangxi province, consisting of 64 directly owned retail stores in Guangxi province under the registered name “Baicaotang 百草堂.” Our retail stores provide high-quality convenient and professional pharmaceutical services, and supply a wide variety of medicines, including western medicine, traditional Chinese medicine, dried Chinese herbal medicine, roughly processed Chinese herbal medicine, family planning products, and seasonal medicine.

•    Hefeng Pharmaceutical

Located in Donglan District, Guangxi province and built on approximately 40,000 square meters of land owned by the Company, Hefeng Pharmaceutical was established in 1970 as a state-owned company and was privatized in 2006. Hefeng operates four products units: (1) Chinese herbal medicine abstraction unit for raw material and medicine paste with 100 tons of annual abstraction capacity; (2) granular formulation unit with an annual production capacity of 2 billion packages; (3) pill formulation unit with annual production capacity of 3 billion pills, and (4) liquid formulation unit with an annual production capacity of 0.1 billion injection.

Hefeng Pharmaceutical produces and sells pharmaceutical products under the registered name “Hefeng (河丰)” in traditional anti-inflammatory and antibacterial drugs, cancer treatment drugs, cardio-vascular disease drugs and hepatitis drugs. Hefeng Pharmaceutical’s best-selling products include Tabellae Sarcandrae, Corydalis Saxicola Bunting (Yanhuanglian), Hydroxycamptotbecine Injection, Yinge Tongmai Tea and Levodopa, etc. In addition, Hefeng Pharmaceutical owns a raw material plantation base, maintains a comprehensive framework for research and development of pharmaceutical products which is undertaken by a few specialized development teams, and launches new products on a regular basis.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001, of which 37,089,370 are issued and outstanding as of December 30, 2009 and zero shares of preferred stock. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

As of the Record Date, we had a total of 5,500,000 shares of Common Stock issued and outstanding.  As of December 30, 2009, we had a total of 37,089,370 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of December 30, 2009 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. .

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is Guangxi Liuzhou Baicaotang Limited, No. 102, Chengzhan Road, Liu Zhou City, Guangxi Province, People’s Republic of China, 300500.  All share ownership figures include shares of our Common Stock issuable upon securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of December 23, 2009, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange

Xiao Yan Zhang Flat E, 11/F, Bloc I, Venice Garden, No. 1 Po Wing Road, Sheungshui, N.T., Hong Kong	-	-	22,480,000	64.97%

Tang Hui Fan	-	-	1,960,000	5.28%

Su Bi Xun	-	-	1,960,000	5.28%

(1)       The numbers in this column are based on 5,500,000 shares outstanding prior to the cancellation of the Cancelled Shares.

(2)       In accordance with an Earn-In Agreement, dated October 21, 2009, by and between Xiao Yan Zhang and named individuals in the Earn-In Agreement, subject to the terms and provision of the Earn-In Agreement, the listed buyers could exercise a call option to purchase from Ms. Zhang a total of 22,248,000 shares of common stock upon the Company’s achievement of certain performance goals for 2009 and 2010.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Ms. Lisa Lopomo who served as our sole executive officer and director, resigned as an officer effective immediately, and after increasing the size of our Board to two (2) members, Ms. Lopomo appointed Mr. Hui Tian Tang and Ms. Xiao Yan Zhang to serve as Chairman and a member of the Board respectively. In connection with the Share Exchange, our Board also appointed Mr. Tang to serve as our Chief Executive Officer and Ms. Zhang to serve as our Chief Financial Officer.  After the aforementioned corporation actions, Ms. Lisa Lopomo tendered her resignation as a director, with such resignation to be effective on the Effective Date.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Exchange

Name	Age	Position(s) with Emazing

Lisa Lopomo	49	CEO, CFO, Director

Lisa Lopomo, CEO and Director

Ms. Lisa Lopomo was President, Secretary, Treasurer, CEO, CFO and sole Director of the company since inception. She had been a homemaker for the last 16 years and an independent business consultant for the past 8 years. Her experience includes working with management of privately-held companies to maximize productivity as well as general corporate matters. Ms. Lopomo has experience in various industries including automotive, solar and pet care.

Directors and Director Appointees

Name	Age	Position

Huitian Tang	47	Chief Executive Officer, President, and Chairman

Xiao Yan Zhang	36	Chief Financial Officer, Secretary and Director

Mr. Hui Tian Tang, Chief Executive Officer and Chairman

Mr. Tang is the president of Liuzhou Baicaotang and a registered practicing pharmacist.  He graduated from Guangxi Chinese Medicine University.

Mr. Tang has been the president of Liuzhou Baicaotang since 2001.  In 1993, he was hired as the general manager by Liuzhou Baicaotang (f/k/a Guangxi Liuzhou Wholesaler) and was promoted to president of the company in 2001. Mr. Tang has over 25 years experience in the traditional Chinese medicine industry. As the president of China Baicaotang, Mr. Tang is responsible for the formulation of strategies, decision-making on investment projects and development directions on the operations and overall business management, and led us successfully through the privatization process in 2001. Prior to his employment with Liuzhou Baicaotang in 1993, Mr. Tang was hired by Guangxi Jinchengjiang Medicine Wholesaler Group since 1983.

Ms. Xiao Yan Zhang, Chief Financial Officer and Director

Ms. Zhang joined Liuzhou Baicaotang in May 2008 as our Corporate Strategy VP.  Prior to joining Liuzhou Baicaotang, from 2006 to 2008 she was a corporate finance advisor to First Asia Finance Group.  Ms. Zhang is an Associate Member of CPA Australia.  She received a Masters degree in accounting from Curtin University of Technology, Australia in 2007, an MBA in International Business from CMSD Switzerland in 2001 and a BA (Honors) in Marketing from Portsmouth University, UK in 2004.

 CORPORATE GOVERNANCE

 Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “PDNK.OB”.  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.” Additionally, we will adopt charters relative to each such committee. Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Ms. Lopomo resigned as our Chief Executive Officer and Chief Financial Officer and at such time our Board appointed Mr. Huitian Tang to serve as our Chief Executive Officer and President and Ms. Xiao Yan Zhang to serve as Chief Financial Officer and Secretary.

A brief description of the previous business experience of Mr. Huitian Tang and Ms. Xiao Yan Zhang is provided above in the Changes to our Board of Directors section of this Information Statement. A brief description of the business experience of our other executive officers is included below.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2008, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

The following is compensation disclosure with regard to Ingenious and its wholly-owned subsidiary, Liuzhou Baicaotang, which comprise the Company’s sole operations following the consummation of the Share Exchange.

Summary Compensation Table

The following table sets forth compensation information concerning all cash and non-cash compensation awarded to, earned or paid to certain of all executive officers and other key employees of the Company who were serving as of the date of this Information Statement for services in all capacities during the last two (2) completed fiscal years ended December 31, 2008 and 2007. The compensation listed below was paid to our officers by Liuzhou Baicaotang.  The following information includes the U.S. dollar value, based on the exchange rate of the RMB to U.S. dollars on December 23, 2009, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

LIUZHOU BAICAOTANG COMPENSATION SUMMARY

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hui Tian Tang CEO	2008	$27,027	—	—	—	—	—	—	$27,027
	2007	$27,027	—	—	—	—	—	—	$27,027

Kwok Wai Ng	2008	$—	—	—	—	—	—	—	$—
CFO	2007	$—	—	—	—	—	—	—	$—

Jing Hua Li	2008	$21,592	—	—	—	—	—	—	$21,592
COO	2007	$21,592	—	—	—	—	—	—	$21,592
Xiao Yan Zhang	2008	$—	—	—	—	—	—	—	$—
VP Corporate Strategy	2008	$—	—	—	—	—	—	—	$—

Outstanding Equity Awards at Fiscal Year End

There are no outstanding equity awards at December 31, 2008.

Option Plan

There are no stock options and no common shares set aside for any stock option plan.

Director Compensation

Liuzhou Baicaotang did not provide any compensation to its directors in the fiscal year ended December 31, 2008. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Prior to the Share Exchange, Ms. Lisa Lopomo, the sole director and officer of the Company was not receiving compensation for her services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ChinaBaicaotang Medicine Limited

Lisa Lopomo has loaned the Company $1,000 with zero interest. On November 30, 2006, a total of 1,000,000 shares of Common Stock were issued to Lisa Lopomo at $0.005 per share or $5,000. On January 2, 2007 Lisa Lopomo, paid $5,000 on behalf of the Company for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. On July 21, 2007, Lisa Lopomo was issued 1,000,000 shares of common stock in exchange for $5,000, or $0.005 per share.

Forever Well

On March 28, 2008, Forever Well entered into an agreement with the stockholders of Liuzhou Baicaotang to acquire their entire equity interest in Liuzhou Baicaotang at a cash consideration of approximately $1,470,588 (RMB10, 000,000) which is the registered and fully paid up capital of Liuzhou Baicaotang.

Liuzhou Baicaotang

On April 1, 2008, Liuzhou Baicaotang entered into a Stock Purchase Agreement with Baicaotang Property Management Limited (“Property Management”), pursuant to which Liuzhou Baicaotang transferred 51% of the equity interest that it owned in Baicaotang Retail to Property Management for a consideration of approximately $22,500 (RMB 153,000).

On May 3, 2008, Liuzhou Baicaotang entered into a Shares Pledge Agreement with the shareholders of Property Management, pursuant to which the shareholders of Property Management pledged their 100% equity interest in Property Management to Liuzhou Baicaotang for a loan of approximately $22,500 (RMB 153,000).

On February 25, 2009, Liuzhou Baicaotang entered into a Shares Pledge Agreement with Property Management, pursuant to which Property Management pledged 100% of its equity interest in Baicaotang Retail to Liuzhou Baicaotang for a loan of approximately $196,618 (RMB 1,377,000) from Liuzhou Baicaotang.

On July 31, 2008, Liuzhou Baicaotang entered into a Share Repurchase Agreement with Property Management, pursuant to which Liuzhou Baicaotang shall have the irrevocable preemptive right to repurchase from Property Management all equity interest held or will be held by Property Management in Baicaotang Retail.

On July 21, 2008, Xiao Yan Zhang entered into an Earn-in Agreement with the original shareholders of Liuzhou Baicaotang, pursuant to which the original shareholders Liuzhou Baicaotang are granted the rights to acquire all the issued and outstanding common stock of the Company.

On December 19, 2008, Liuzhou Baicaotang entered into a loan agreement with Liuzhou City Commercial Bank in the amount of approximately $733,500 (RMB 5,000,000), pursuant to which Property Development pledge part of its premise to the bank as security interest for the loan.

On December 29, 2008, Liuzhou Baicaotang entered into a loan agreement with Rurol Credence Cooperation of Guangxi in the amount of approximately $514,706 (RMB 3,500,000), pursuant to which Baicaotang Property Development Limited pledge part of its premise to the bank as security interest for the loan.

On January 15, 2009, Liuzhou Baicaotang entered into a loan agreement with Agricultural Bank of China Liuzhou Branch in the amount of approximately $660,150 (RMB 4,500,000), pursuant to which both the Property Development and Wuxuan Baicaotang Medicine Limited pledge part of their land and property to the bank as security interest for the loan.

On September 12, 2008, Liuzhou Baicaotang entered into a loan agreement with Rural Banking Cooperation in the amount of approximately $1,173,600 (RMB 8,000,000), pursuant to which Property Development pledge part of its premise to the bank as security interest for the loan.

On February 8, 2007, Mr. Huitian Tang entered into a loan agreement with Industrial and Commercial Bank of China Guangxi Branch in the amount of approximately $234,720 (RMB1,600,000), pursuant to which Guangxi Liuzhou Baicaotang Medicine Limited, Guigang Branch pledge part of its assets to the bank as security interest for the loan. Mr. Huitian Tang then lent the full amount of the above loan to the Liuzhou Baicaotang for working capital. On December 31, 2008, a mutual agreement was signed among Mr. Tang, Industrial and Commercial Bank of China Guangxi Branch and Liuzhou Baicaotang, pursuant to which Liuzhou Baicaotang assume the obligation to repay the principal amount and accrued interest from January 1, 2009 onwards.

On February 12, 2007, Jiang You Ru entered into a loan agreement with Industrial and Commercial Bank of China Guangxi Branch in the amount of approximately $264,060 (RMB1,800,000), pursuant to which Guangxi Liuzhou Baicaotang Medicine Limited, Guigang Branch pledge part of its assets to the bank as security interest for the loan. Mr. Ru then lent the full amount of the above loan to the Liuzhou Baicaotang for working capital. On December 31, 2008, a mutual agreement was signed among Mr. Ru, Industrial and Commercial Bank of China Guangxi Branch and Liuzhou Baicaotang, pursuant to which Liuzhou Baicaotang assume the obligation to repay the principal amount and accrued interest from January 1, 2009 onwards.

In addition, we also entered into the following transactions with related parties as follows:

	Year ended			Nine months ended
	31-Dec			31-Dec
	2006	2007	2008	2008	2009
	RMB	RMB	RMB	RMB	RMB
Sales of goods
Liucheng Medicine Limited	1,518,684	1,311,879	3,041,079	2,449,004	952,310
Guangxi Tianhu Medicine Limited	8,775,650	7,205,776	5,698,569	2,877,830	1,851,979
Guangxi Liuzhou Baicaotang Medicine Limited, Guigang Branch	14,353,460	9,125,093	8,757,748	6,989,355	6,162,965
Wuxuan Baicaotang Medicine Limited	2,309,226	2,139,716	3,383,839	1,687,689	1,038,972

Hefeng Pharmaceutical

 From 2006 to 2009, Mr. Jing Hua Li entered into a series of loan agreement with Hefeng Pharmaceutical, pursuant to which Hefeng Pharmaceutical borrowed an aggregate of approximately $1,215,285 at monthly interests ranging from 5.8% to 6.8%. All of the loans agreements have similar terms and provisions.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while servicing as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Guangxi Liuzhou Baicaotang Medicine Limited
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, PRC

 Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  January 5, 2010

CHINA BAICAOTANG MEDICINE LIMITED

By:	/s/ Huitian Tang
Name: Huitian Tang
Title: Chief Executive Officer